Exhibit 12.1

XINYUAN REAL ESTATE CO., LTD.

Computation of Ratio of Earnings (before fixed charges) to Fixed Charges

	2004	2005	2006	2007	2008	6 Months Ended June 30, 2009
Pre-tax income/(loss) from continuing operations before adjustment for minority interests	$5,895,147	$14,795,709	$27,283,762	$66,692,416	$(22,753,526)	$8,782,921

Add fixed charges

Interest expense	820,149	834,469	727,041	3,204,011	—	—

Interest capitalized	481,977	890,621	1,482,299	11,261,835	32,247,680	16,736,624
Estimate of the interest within rental expense	288	1,435	3,223	20,413	49,205	17,431

Total fixed charges	1,302,414	1,726,525	2,212,563	14,486,259	32,296,885	16,754,055

Total of pre-tax income/(loss) from continuing operations before adjustment for minority interests plus fixed charges	7,197,561	16,522,234	29,496,325	81,178,675	9,543,359	25,536,976

Less interest capitalized	481,977	890,621	1,482,299	11,261,835	32,247,680	16,736,624
Add amortization of capitalized interest (amount of previously capitalized interest amortized to expense during the period)	481,977	890,621	1,482,299	4,371,632	9,850,674	7,206,621

Earnings (before fixed charges)	7,197,561	16,522,234	29,496,325	74,288,472	(12,853,647)	16,006,031

Ratio of earnings (before fixed charges) to fixed charges	5.53	9.57	13.33	5.13	—	.96
Deficiency of earnings (before fixed charges) to fixed charges	—	—	—	—	$45,150,532	—